Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Third Quarter 2023 Financial Results

--$228 Million Revenue, $2.7 Million Gross Income--
--SunPower Dispute Settled--

Singapore, November 16, 2023 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the third quarter ended October 1, 2023.

Maxeon's Chief Executive Officer Bill Mulligan noted, “Maxeon's Chief Executive Officer Bill Mulligan commented, “As indicated in our preliminary results announcement of our third quarter financials, the third quarter was significantly impacted by the absence of shipments to SunPower for a majority of the quarter as well as by the industry-wide supply and demand imbalance in Europe. Maxeon has responded by taking decisive action to adjust its market focus and manufacturing footprint to reposition Maxeon for success.”

Continued Mulligan, “We are increasingly focused on the favorable landscape for our US utility-scale products. In early October, we announced our plan to build a TOPCon pilot line in our Malaysian Fab 3. We believe that this will accelerate and de-risk the ramp of our planned solar cell manufacturing facility in New Mexico, which we have decided to expand from 3.0 to 3.5 GW of capacity. Engineering and pre-construction work are on track, and we have hired several key leadership positions, including human resources, facilities, and a site General Manager. Negotiations on offtake contracts are progressing per plan, and we are closely engaged with the Department of Energy Loan Program Office to complete the loan process. We expect to announce material updates on both the product offtake and financing fronts by our fourth quarter 2023 earnings call.”

“In DG, our business was negatively impacted by SunPower falling behind on payments, which caused Maxeon to suspend shipments to them starting in July. I am pleased to announce that we have reached a settlement with SunPower that has allowed us to resume shipments, while mutually releasing all outstanding claims. The settlement calls for SunPower to purchase 85 MW of IBC panels at contracted pricing through February 2024 and to post a $30 million payment security bond. Under the settlement terms, both existing supply agreements with SunPower will be terminated. The settlement also contemplates Maxeon receiving a warrant to purchase 1.7 million shares of SunPower's common stock, resolves outstanding claims and contract breaches, and ends constraints on Maxeon product sales to SunPower installers at the end of this quarter, clearing the way for Maxeon to aggressively ramp sales into the US market by leveraging its acquisition of Solaria Corporation and accelerated ramp plans for Maxeon 7 capacity.”

“We expect 2024 to be a pivotal year for Maxeon. Our US utility-scale business is expected to contribute material margins for the first time since we entered the market in 2022, and we plan to break ground on our transformational New Mexico Facility. Efforts to restructure and rejuvenate the DG business are in full gear, and we project to exit the year with a portfolio of our latest-generation products, gross margins into the teens and decreased customer concentration.”

Selected Q3 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q3 2023	Fiscal Q2 2023	Fiscal Q3 2022
Shipments, in MW	628	807	605
Revenue	$227,630	$348,373	$275,449
Gross profit (loss)(1)	2,728	56,223	(15,747)
GAAP Operating expenses	66,562	47,830	41,196
GAAP Net loss attributable to the stockholders(1)	(108,257)	(1,509)	(44,691)
Capital expenditures	15,127	24,169	16,110

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q3 2023	Fiscal Q2 2023	Fiscal Q3 2022
Non-GAAP Gross profit (loss)	$2,728	$56,748	$(15,492)
Non-GAAP Operating expenses	37,535	40,883	34,651
Adjusted EBITDA	(19,923)	30,240	(34,501)
(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.

Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	October 1, 2023	July 2, 2023	October 2, 2022
Incremental cost of above market polysilicon(1)	Cost of revenue	104	184	603
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier, which ended in the fiscal year 2022, and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
Fourth Quarter 2023 and Fiscal Year 2023 Outlook
For the fourth quarter of 2023, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	610 - 650
Revenue(5)	$220 - $260
Gross loss(5)	$5 - $15
Non-GAAP gross loss(1)(5)	$5 - $15
Operating expenses	$113 ± $4
Non-GAAP operating expenses(2)	$38 ± $2
Adjusted EBITDA(3)(5)	$(27) - $(37)
Capital expenditures(4)	$10 - $20

For fiscal year 2023, the Company is revising its annual guidance to reflect the near term softening of residential demand, the recent SunPower settlement and the challenging market conditions which the Company expects to persist through the fourth quarter:

– Revenue to be within a range of $1,114 million to $1,154 million.

– Adjusted EBITDA to be within a range of $4 million to $14 million.

– Capital expenditures(4) to be within a range of $66 million to $76 million.
(1)The Company's Non-GAAP gross loss is impacted by the effects of adjusting for stock-based compensation expense.
(2)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense.
(3)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in gain or loss of unconsolidated investees.
(4)Capital expenditures mainly relate to the conversion of our Fab 4 in the Philippines to our new Maxeon 7 technology and remaining payments to the equipment suppliers of the Performance series lines in Malaysia and Mexico for the US utility segment. We are also investing into development of our next generation cell technology (Maxeon 8), in addition to the various programs to enhance our IT infrastructure and security, as well as to support the Beyond the Panel offering. The above also includes capital expenditures for preparatory activities in connection with the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for the utility-scale power plant market.
(5)The Company's Shipment, Revenue, Gross loss, Non-GAAP gross loss and Adjusted EBITDA has included transactions with SunPower based on the contracted volume pursuant to the settlement agreement.
These anticipated results for the fourth quarter of 2023 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s third quarter 2023 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on November 15, 2023, at 5:00 PM U.S. ET / November 16, 2023, at 6:00 AM Singapore Time, to discuss results and to provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous audio-only webcast of the conference call will be available on Maxeon’s website here. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with over 1,600 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-plus-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas conflict; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our fourth quarter and annual fiscal year 2023 guidance, including shipments, revenue, gross loss, non-GAAP gross loss, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and the Israel-Hamas conflict; (5) our ability to manage our key customers and suppliers, including the impact of the termination of the supply agreements with one of the Company’s biggest customers, SunPower Corporation; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and the Israel-Hamas conflict, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) reaction by investors to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may negatively impact the market price of our ordinary shares and volume of our stock trading and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring (charges and fees) benefits, remeasurement (loss) gain on prepaid forward and physical delivery forward and equity in losses (income) of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring (charges and fees) benefits.
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring (charges and fees) benefits. We incur restructuring (charges and fees) benefits related to reorganization plans and business acquisition aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring (charges and fees) benefits are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring (charges and fees) benefits from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in (losses) income of unconsolidated investees. This relates to the (loss) income on our unconsolidated equity investment Huansheng JV. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	October 1, 2023	July 2, 2023	October 2, 2022
Gross profit (loss)	$2,728	$56,223	$(15,747)
Stock-based compensation	—	525	255
Non-GAAP Gross profit (loss)	2,728	56,748	(15,492)

GAAP Operating expenses	66,562	47,830	41,196
Stock-based compensation	(4,888)	(7,071)	(5,918)
Restructuring (charges and fees) benefits	(24,139)	124	(627)
Non-GAAP Operating expenses	37,535	40,883	34,651

GAAP Net loss attributable to the stockholders	(108,257)	(1,509)	(44,691)
Interest expense, net	7,734	8,903	8,035
(Benefit from) provision for income taxes	(2,554)	5,893	2,399
Depreciation	14,495	14,546	13,845
Amortization	38	45	50
EBITDA	(88,544)	27,878	(20,362)
Stock-based compensation	4,888	7,596	6,173
Restructuring charges and fees (benefits)	24,139	(124)	627
Remeasurement loss (gain) on prepaid forward	37,137	(4,718)	(24,521)
Equity in losses (income) of unconsolidated investees	2,457	(392)	3,582
Adjusted EBITDA	(19,923)	30,240	(34,501)

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Gross loss	$5 - $15
Stock-based compensation	—
Non-GAAP gross loss	$5 - $15

Operating expenses	$113 ± $4
Stock-based compensation	$(5)
Restructuring charges and fees	$(70) ± 2
Non-GAAP operating expenses	$38 ± $2
©2023 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	October 1, 2023	January 1, 2023
Assets
Current assets:
Cash and cash equivalents	$208,100	$227,442
Short-term securities	60,000	76,000
Restricted short-term marketable securities	—	968
Accounts receivable, net	91,332	54,301
Inventories	386,140	303,230
Advances to suppliers, current portion	1,407	2,137
Prepaid expenses and other current assets	92,383	126,971
Total current assets	$839,362	$791,049
Property, plant and equipment, net	357,993	380,468
Operating lease right of use assets	24,821	17,844
Other intangible assets, net	276	291
Deferred tax assets	10,239	10,348
Other long-term assets	68,057	60,418
Total assets	$1,300,748	$1,260,418
Liabilities and Equity
Current liabilities:
Accounts payable	$180,929	$247,870
Accrued liabilities	101,745	135,157
Contract liabilities, current portion	204,494	139,267
Short-term debt	23,434	50,526
Operating lease liabilities, current portion	5,946	3,412
Total current liabilities	$516,548	$576,232
Long-term debt	1,314	1,649
Contract liabilities, net of current portion	125,353	161,678
Operating lease liabilities, net of current portion	20,649	15,603
Convertible debt	383,788	378,610
Deferred tax liabilities	14,333	14,913
Other long-term liabilities	63,203	63,663
Total liabilities	$1,125,188	$1,212,348
Commitments and contingencies
Equity:
Common stock, no par value (52,780,052 and 45,033,027 issued and outstanding as of October 1, 2023 and January 1, 2023, respectively)	$—	$—
Additional paid-in capital	795,218	584,808
Accumulated deficit	(609,758)	(520,263)
Accumulated other comprehensive loss	(15,610)	(22,108)
Equity attributable to the Company	169,850	42,437
Noncontrolling interests	5,710	5,633
Total equity	175,560	48,070
Total liabilities and equity	$1,300,748	$1,260,418

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Revenue	$227,630	$275,449	$894,335	$736,610
Cost of revenue	224,902	291,196	781,759	804,645
Gross profit (loss)	2,728	(15,747)	112,576	(68,035)
Operating expenses:
Research and development	11,627	11,968	35,715	38,278
Sales, general and administrative	31,771	29,143	97,291	74,414
Restructuring charges	23,164	85	23,307	1,615
Total operating expenses	66,562	41,196	156,313	114,307
Operating loss	(63,834)	(56,943)	(43,737)	(182,342)
Other (expense) income, net
Interest expense	(10,464)	(8,821)	(32,337)	(19,544)
Other, net	(34,174)	27,267	(1,210)	25,391
Other (expense) income, net	(44,638)	18,446	(33,547)	5,847
Loss before income taxes and equity in losses of unconsolidated investees	(108,472)	(38,497)	(77,284)	(176,495)
Benefit from (provision for) income taxes	2,554	(2,399)	(9,323)	(4,161)
Equity in losses of unconsolidated investees	(2,457)	(3,582)	(2,811)	(10,784)
Net loss	(108,375)	(44,478)	(89,418)	(191,440)
Net loss (income) attributable to noncontrolling interests	118	(213)	(77)	(283)
Net loss attributable to the stockholders	$(108,257)	$(44,691)	$(89,495)	$(191,723)

Net loss per share attributable to stockholders:
Basic and diluted	$(2.21)	$(1.09)	$(1.98)	$(4.70)

Weighted average shares used to compute net loss per share:
Basic and diluted	48,925	40,951	45,157	40,818

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
Net income	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation, net of tax withheld	377	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive income	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148
Net loss (income)	—	$—	$—	$(1,509)	$—	$(1,509)	$48	$(1,461)
Issuance of common stock, net of issuance cost	7,120	—	193,491	—	—	193,491	—	193,491
Issuance of common stock for stock-based compensation, net of tax withheld	116	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	6,980	—	—	6,980	—	6,980
Other comprehensive loss	—	—	—	—	(65)	(65)	—	(65)
Balance at July 2, 2023	52,646	—	789,312	(501,501)	(20,546)	267,265	5,828	273,093
Net loss	—	—	—	(108,257)	—	(108,257)	(118)	(108,375)
Issuance of common stock for stock-based compensation, net of tax withheld	134	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	5,906	—	—	5,906	—	5,906
Other comprehensive income	—	—	—	—	4,936	4,936	—	4,936
Balance at October 1, 2023	52,780	—	795,218	(609,758)	(15,610)	169,850	5,710	175,560

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208
Net (loss) income	—	—	—	(87,920)	—	(87,920)	155	(87,765)
Issuance of common stock for stock-based compensation, net of tax withheld	108	—	(21)	—	—	(21)	—	(21)
Recognition of stock-based compensation	—	—	2,844	—	—	2,844	—	2,844
Other comprehensive loss	—	—	—	—	(755)	(755)	—	(755)
Balance at July 3, 2022	44,709	—	576,359	(399,871)	(13,402)	163,086	5,425	168,511
Net (loss) income	—	—	—	(44,691)	—	(44,691)	213	(44,478)
Issuance of common stock for stock-based compensation, net of tax withheld	288		(233)	—	—	(233)	—	(233)
Recognition of stock-based compensation	—	—	5,272	—	—	5,272	—	5,272
Other comprehensive income	—	—	—	—	1,406	1,406	—	1,406
Balance at October 2, 2022	44,997	—	581,398	(444,562)	(11,996)	124,840	5,638	130,478

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Nine Months Ended
	October 1, 2023	October 2, 2022
Cash flows from operating activities
Net loss	$(89,418)	$(191,440)
Adjustments to reconcile net loss to operating cash flows
Depreciation and amortization	43,579	42,263
Stock-based compensation	17,145	11,015
Non-cash interest expense	7,042	4,735
Equity in losses of unconsolidated investees	2,811	10,784
Deferred income taxes	(472)	2,540
Loss on impairment of property, plant and equipment	442	—
Loss on disposal of property, plant and equipment	33	260
Remeasurement loss (gain) on prepaid forward	8,570	(20,137)
Gain on liquidation of subsidiaries	—	(235)
(Utilization of) provision for inventory reserves	(1,351)	25,899
Other, net	63	886
Changes in operating assets and liabilities
Accounts receivable	(37,353)	(20,150)
Inventories	(110,646)	(113,883)
Prepaid expenses and other assets	5,498	(22,907)
Operating lease right-of-use assets	3,766	2,104
Advances to suppliers	730	37,892
Accounts payable and other accrued liabilities	(52,808)	68,609
Contract liabilities	27,404	127,814
Operating lease liabilities	(2,917)	(2,341)
Net cash used in operating activities	(177,882)	(36,292)
Cash flows from investing activities
Purchases of property, plant and equipment	(55,796)	(56,023)
Purchases of intangible assets	(136)	(41)
Proceeds from maturity of short-term securities	76,000	—
Purchase of short-term securities	(60,000)	(76,000)
Purchase of restricted short-term marketable securities	(10)	—
Proceeds from maturity of restricted short-term marketable securities	971	—
Proceeds from disposal of property, plant and equipment	—	33
Net cash used in investing activities	(38,971)	(132,031)
Cash flows from financing activities
Proceeds from debt	148,992	196,388
Repayment of debt	(175,942)	(171,141)
Repayment of finance lease obligations	(477)	(433)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	—	(257)

	Nine Months Ended
	October 1, 2023	October 2, 2022
Net proceeds from issuance of convertible debt	—	188,812
Net proceeds from issuance of common stock	193,531	—
Distribution to noncontrolling interest	—	(64)
Net cash provided by financing activities	166,104	213,305
Effect of exchange rate changes on cash, cash equivalents and restricted cash	124	348
Net (decrease) increase in cash, cash equivalents and restricted cash	(50,625)	45,330
Cash, cash equivalents and restricted cash, beginning of period	267,961	192,232
Cash, cash equivalents and restricted cash, end of period	$217,336	$237,562
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$10,158	$40,154
Property, plant and equipment obtained through capital lease	—	2,127
Right-of-use assets obtained in exchange for lease obligations	10,743	4,778
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of October 1, 2023 and October 2, 2022:

(In thousands)	October 1, 2023	October 2, 2022
Cash and cash equivalents	$208,100	$199,085
Restricted cash, current portion, included in Prepaid expenses and other current assets	9,234	35,968
Restricted cash, net of current portion, included in Other long-term assets	2	2,509
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$217,336	$237,562